Exhibit 21.1

Subsidiaries of Tremor Video, Inc.

Subsidary Name	Jurisdiction of Incorporation
Tremor Video GmbH	Germany
Tremor Video Video Limited	England and Wales
TremorVideo Pte. Ltd. (Singapore)	Singapore
Tremor Video Canada, Inc.	Canada
ScanScout, Inc.	Delaware, USA
Transpera, Inc.	Delaware, USA